# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MESA ROYALTY TRUST/TX, CIK 0000313364
CUSIP: 590660106
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: BNY MELLON TRUST COMPANY, N.A., 601 TRAVIS STREET, FLOOR 16, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 07/12/2024
Filed by CIK 0002030533
Persons authorized to receive notices and communications: Andrew Gile, 150 N Ludington Street, Columbus, Wisconsin (WI), 53925, 920-350-7200

## Reporting persons
- A. Gile & Co. LLC (CIK 0002030533): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 0; shared voting power 111,578; sole dispositive power 0; shared dispositive power 111,578; aggregate amount beneficially owned 111,578 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: MESA ROYALTY TRUST/TX
Address of issuer's principal executive offices: BNY MELLON TRUST COMPANY, N.A., 601 TRAVIS STREET, FLOOR 16, HOUSTON, Texas (TX), 77002

## Item 2. Identity and Background
Name of person filing: A. Gile & Co. LLC
Residence or business address: 150 N Ludington Street, Columbus, WI 53925
Present principal occupation or employment: A. Gile & Co. is a state-registered investment adviser. It acts as a discretionary investment manager on behalf of its clients, who maintain a beneficial interest in Mesa Royalty Trust. In addition, A. Gile & Co.'s principle, Andrew Gile, maintains ownership of Mesa Royalty Trust by virtue of investments in certain accounts.
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: No applicable
Citizenship: Wisconsin

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: A. Gile & Co. acquired Shares of MTR for investment purposes on behalf of its clients as well as its own interest and used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase Shares for its proprietary accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased shares based on their belief that the Issuer's stock represented an attractive investment opportunity. The Reporting Person believes the Issuer's current share price dramatically undervalues its present value of future cash flows, unique portfolio of royalty interests, and strong capital position. The Reporting Person will seek to engage in constructive discussions with the Issuer, other shareholders, and other persons regarding the Issuer's corporate governance, management decisions, business communications, financial condition, and strategic plans.

The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Trustee, price levels of the shares, other investment opportunities available to the Reporting Person, portfolio concentrations, market conditions, and general economic and industry conditions, the Reporting Person may take such actions with respect to their investments as they deem appropriate, including, without limitation, purchasing additional shares or selling some or all of their beneficial or economic holdings relating to the Issue.

Except as otherwise set forth in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person, at any time and from time to time, may review, reconsider, and change their position and/or change their purpose and/or develop such plans and may seek to influence the management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Isser, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the close of business on July 18, 2024, A. Gile & Co. beneficially owned 111,578 Shares.
Percentage: Approximately 5.98%
Number of shares as to which each person has sole or shared power to vote or dispose: As of the filing, the Reporting Person has the following voting power and dispositive power with respect to the reported securities: 111,578
Transactions in the class effected during the past sixty days: A. Gile & Co. transactions in the Shares are set forth in Schedule A and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: not applicable

## Signatures
- A. Gile & Co. LLC: Andrew Gile, Manager (07/19/2024)